Exhibit 21

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
JPR Royalty Sub, LLC	Delaware
BioCryst US Sales Co., LLC	Delaware
BioCryst UK Limited	England and Wales
BioCryst Ireland Limited	Ireland
BioCryst Pharma Deutschland GmbH	Germany
BioCryst France SAS	France